United States securities and exchange commission logo





                            August 30, 2023

       Matthew W. Geekie
       Senior Vice President, Secretary and General Counsel
       GRAYBAR ELECTRIC CO INC
       34 North Meramec Avenue
       St. Louis, Missouri 63105

                                                        Re: GRAYBAR ELECTRIC CO
INC
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2023
                                                            File No. 333-274186

       Dear Matthew W. Geekie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Robert Endicott